FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date June 1, 2004

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes               No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

May 13, 2004

News Release    04-03

OTC Bulletin Board: CDGEF

20-F SEC Approved

For Further Information Contact:

James Devonshire, President

CNQ Listing Approved

CDG Investments Inc. (the “Company”) is pleased to announce that the Canadian Trading and Quotation System Inc. (“CNQ”), Canada’s new stock exchange has approved its listing application. Beginning Tuesday, May 18, 2004, its common shares will commence trading on CNQ under the new stock symbol CDGI.  Company management believes that CNQ, and its streamlined regulation system, will provide the needed flexibility to allow the Company to cost-effectively trade on a Canadian market.

CNQ has created an innovative stock market that matches enhanced disclosure and streamlined regulation with leading edge trading technology to meet the needs of small cap Canadian companies. Combined with comprehensive regulatory oversight, this provides an efficient new equity market that fosters integrity, transparency, and liquidity for investors, issuers, and investment dealers.   The Company will also benefit from a simplified fee structure that includes a one-time application fee and a monthly fee. All filing fees associated with private placements, stock options and stock option plans, shares for debt, and annual fees are included in the monthly fee and represent sizable annual savings for the Company and its shareholders.

Shareholders and Investors can access Company information on CNQ’s website and receive full Company disclosure updated monthly. For more information on the Company or to receive stock quotes, complete with trading summaries, bid size and ask price, brokerage house participation, insider reports, news releases, disclosure information, and CNQ filings, visit the CNQ website at www.cnq.ca or the Company’s website at www.cdginvestments.ca.

“James Devonshire”

James Devonshire

President

No Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of CDG Investments Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

CDG Investments Inc.

INTERIM FINANCIAL STATEMENTS

2nd Quarter Reports

March 31, 2004

#500, 926-5th Avenue S.W.

Calgary, Alberta

T2P 0N7

CNQ Listing: CDGI

www.cdginvestments.ca

Phone: (403) 233-7898

Fax:  (403) 266-2606

CDG Investments Inc.

Interim Consolidated Balance Sheets

(Unaudited – prepared by management)

	March 31	September 30
	2004	2003
ASSETS
CURRENT
Cash and cash equivalents	$218,057	$238,467
Accounts receivable	24,225	25,727
Due from related parties	20,704	35,052
Prepaids and deposits	6,781	13,401
Marketable securities (fair value - $105,000)	83,000	-
Demand notes receivable from related party Note 2	-	24,991
	352,767	337,638
INVESTMENTS Note 3	3,578,696	2,396,457
RECLAMATION DEPOSIT	45,500	45,500
MINERAL PROPERTIES Note 4	-	800,000
CAPITAL ASSETS	-	7,698
	$3,976,963	$3,587,293
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$212,890	$200,618
Due to related parties	2,648	59,259
	215,538	259,877
WADDY LAKE LIABILITY Note 9	1,154,133	1,154,133
RECLAMATION LIABILITY	46,000	46,000
CONVERTIBLE DEBENTURES Note 5	504,325	491,275
	1,919,996	1,951,285

SHAREHOLDERS' EQUITY

CAPITAL STOCK Note 6
Authorized
Unlimited number of shares without nominal or par value
Issued
28,154,081 common shares (Sept,2003 - 28,154,081)	42,644,074	42,644,074

EQUITY COMPONENT CONVERTIBLE DEBENTURES Note 5	72,000	72,000
CONTRIBUTED SURPLUS	172,594	172,594
DEFICIT	(40,831,701)	(41,252,660)
	2,056,967	1,636,008
	$3,976,963	$3,587,293
Commitments Note 7

See accompanying notes to the financial statements.

Approved on behalf of the Board:

"James Devonshire"	James Devonshire, Director	"Gregory Smith"	Gregory Smith, Director

CDG Investments Inc.

Interim Consolidated Statement of

Operations and Deficit

(Unaudited – prepared by Management)

		Three months ended March 31,		Six months ended March 31,
		2004	2003	2004	2003

REVENUE
Interest		$2,572	$1,741	$5,697	$2,793
Recovery of indirect costs and other		4,119	3,096	8,771	5,095
		6,691	4,837	14,468	7,888

EXPENSES AND OTHER
General and administrative		138,461	97,119	175,408	194,062
Debenture interest		14,662	8,385	29,505	8,385
Equity in loss of investees		42,547	127,274	56,395	144,128
(Gain) loss on disposal of investments		(13,772)	(8)	(331,778)	15,074
Gain on dilution of equity investment		(459,300)	-	(459,300)	-
Write-down of investments		104,000	52,743	104,000	52,743
Amortization and depreciation		-	516	-	1,473
		(173,402)	286,029	(425,770)	415,865

EARNINGS (LOSS) FROM OPERATIONS		180,093	(281,192)	440,238	(407,977)
OTHER
Gain on sale of Jolu Mill		-	554,487	-	554,487
Write-down of mineral property and equipment		-	-	(19,279)	-
Reclamation expense		-	(46,000)	-	(46,000)
NET EARNINGS		180,093	227,295	420,959	100,510
DEFICIT, beginning of period		(41,011,794)	(40,574,778)	(41,252,660)	(40,447,993)

DEFICIT, end of period		$(40,831,701)	$(40,347,483)	$(40,831,701)	$(40,347,483)

EARNINGS PER SHARE
Basic		$0.01	$0.01	$0.02	$0.00
Diluted	Note 8	$0.00	$0.01	$0.01	$0.00

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic		28,154,081	28,154,081	28,154,081	28,154,081
Diluted	Note 8	36,333,769	28,154,081	35,445,748	28,154,081

See accompanying notes to the financial statements.

CDG Investments Inc.

Interim Consolidated Statements

Of Cash Flow

(Unaudited – prepared by Management)

	Three months ended March 31,		Six months ended March 31,
	2004	2003	2004	2003

Increase (decrease) in cash and
cash equivalents:

OPERATING ACTIVITIES
Interest and other income received	$6,691	$4,837	$14,468	$7,888
Cash operating expenses	(94,792)	(93,355)	(141,414)	(142,742)
	(88,101)	(88,518)	(126,946)	(134,854)

INVESTING ACTIVITIES
Notes receivable	24,991	-	24,991	-
Mineral property recoveries (expenditures)	34,161	(20,022)	(67,442)	(37,335)
Purchase of investments	(116,800)	-	(461,800)	-
Proceeds on disposal of investments	49,572	25	627,242	1,200
	(8,076)	(19,997)	122,991	(36,135)
FINANCING ACTIVITIES
Debenture proceeds	-	-	-	287,500
Debenture interest paid	(16,455)	(5,010)	(16,455)	(5,010)
	(16,455)	(5,010)	(16,455)	282,490

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(112,632)	(113,525)	(20,410)	111,501

CASH AND CASH EQUIVALENTS:
Beginning of period	330,689	249,360	238,467	24,334

End of period	$218,057	$135,835	$218,057	$135,835

See accompanying notes to financial statements.

Supplemental information:

The Company did not expend cash on income taxes during the periods ended March 31, 2004 and March 31, 2003.

The Company sold its last remaining mineral property during the three months ended March 31, 2004 in exchange for common shares in the capital stock of the purchaser valued at $800,000 - see note 4.

CDG INVESTMENTS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited – prepared by management)

1.

Basis of Presentation and Continuance of Operations

These unaudited interim consolidated financial statements, which have not been reviewed by the Company’s auditors, should be read in conjunction with the audited financial statements for the year ended September 30, 2003 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2003.

Continued operations of the Company are dependent on the Company’s ability to complete equity or debt financings or realize substantial proceeds on the sale of investments in the future.  These consolidated financial statements have been prepared under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of   forced liquidation.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

2.

Demand Notes Receivable

	March 31, 2004	Sept.30, 2003
Due from Tyler Resources Inc., bearing interest at 10% per annum *	-	$ 13,580
Due from Tyler Resources Inc., bearing interest at 12% per annum *	-	11,411
	-	$ 24,991

* Related by virtue of certain common officers and directors.

The notes plus accrued interest were fully repaid on January 22, 2004.

3.

Investments

	March 31,	Sept. 30,
	2004	2003
Portfolio investments:
Golden Band Resources Inc. (11,319,202 common shares,
Sept.30,2003 - 11,569,202; fair value - $3,622,000,
Sept.30, 2003 - $2,430,000)	$1,137,108	$1,048,292
Aloak Corp. (4,200,000 common shares, Sept.30, 2003 - 5,300,000;
fair value - $84,000, Sept. 30, 2003 - $79,000)	21,000	26,482
Tyler Resources Inc. (Sept.30, 2003 - 880,952 common shares;
fair value - $44,000)	-	44,000
Jolu Development Corp. (350,000 common shares,
fair value - $373,000, Sept. 30, 2003 - $245,000)	245,000	245,000
	1,403,108	1,363,774
Equity-accounted investments:
Tyler Resources Inc. (Mar.31, 2004 - 14,216,952 common shares;
fair value - $4,123,000)	1,282,088	-
Manson Creek Resources Ltd. (4,899,048 common shares;
fair value - $563,000, Sept.30, 2003 - $294,000)	214,304	233,683
Northern Abitibi Mining Corp. (7,995,426 common shares;
fair value - $680,000; Sept.30, 2003 - $799,000)	679,196	799,000
	$3,578,696	$2,396,457

CDG INVESTMENTS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited – prepared by management)

4.

Mineral Properties

The mineral property carried on the books at September 30, 2003 was the Company’s approximate 40% interest in the Bahuerachi, Mexico property that was sold to Tyler Resources Inc., (Tyler), a company related by virtue of certain common officers and directors, effective January 28, 2004.  Tyler issued 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price.  The deemed price was negotiated and agreed to by independent committees of the board of directors of both companies. The Bahuerachi property was written-down to $800,000 at September 30, 2003 to reflect the value assigned to the property pursuant to the terms of the above-noted sale, a value that was within the range assigned to the property by an independent valuator.   The transaction between these related parties was reflected at the exchange amount, being the amount established and agreed to by the related parties.

5.

Convertible Debentures

Directors, or companies over which they have control or direction, subscribed to $450,000 of the debentures.  The debentures bear interest at 6% per annum, payable semi-annually on March 31 and September 30, are due December 17, 2005 and are secured by a floating charge over substantially all of the assets of the Company.  The debentures are convertible into units comprised of one common share and one share purchase warrant at $0.10 per unit until December 18, 2004 and $0.11 per unit during the year ended December 17, 2005. The warrants expire two years after conversion of the debentures and may be exercised to purchase one common share at prices ranging from $0.10 per share to $0.14 per share depending on the year of exercise. The debentures are redeemable by the Company after December 17, 2003 provided that stock volumes and price meet specified levels and the stock continues to be listed on a recognized exchange.  The debentures are secured by a first floating charge over substantially all of the Company’s assets.

	March 31, 2004	September 30, 2003
Principal amount	$ 550,000	$ 550,000
Less equity component	(72,000)	(72,000)
	478,000	478,000
Add accreted interest	26,325	13,275
Liability component	$ 504,325	$ 491,275

The debentures have been segregated into the respective fair values of their debt and equity components on the date of issuance.  Over the term of the debentures, the debt component is accreted to the face value of the debentures by recording additional interest expense.

6.

Capital Stock

Stock options and warrants

At December 31, 2003,  3,000,000 share purchase warrants were outstanding exercisable at a price of $0.65 per share to March 14, 2006.

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of  the shares around the grant date or a greater amount determined by the Directors.

During the period no stock options were granted, exercised or cancelled and none expired.  The following summarizes options outstanding at March 31, 2004, all of which vested immediately upon granting:

Expiry Date

Number of options

Exercise Price

June 4, 2007

      1,975,000

$  0.11

November 9, 2004

         475,000

$  0.25

      2,450,000

CDG INVESTMENTS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited – prepared by management)

7.

Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the Company is committed to pay its share of lease operating costs and base lease expense.  The committed base lease costs for the following fiscal years are $12,150 in each of 2004, 2005 and 2006 and $3,050 in 2007, the final year of the lease.  The Company is also committed to pay its share of lease operating costs which vary from year to year, and aggregated approximately $9,000 in fiscal 2003.

8.

Earnings Per Share

The following adjustments were made in arriving at diluted earnings per share:

	Three months ended March 31,2004	Six months ended March 31, 2004
Net earnings available to common shareholders	$180,093	$420,959
Interest expense on convertible debentures assumed converted, (net of tax)	5,240	10,367
Net earnings adjusted for diluted computation	$185,333	$431,326

Weighted average number of common shares	28,154,081	28,154,081
Assumed convertible debenture conversion	5,500,000	5,500,000
Warrants	2,062,500	1,425,926
Stock options	617,188	365,741
Average number of diluted common shares	36,333,769	35,445,748

The dilutive effect of stock options and warrants was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company’s common shares for the period.  Excluded from the calculation of diluted earnings per share were the warrants exercisable at  $0.65 per share and the options exercisable at $0.25 per share as the exercise prices were in excess of the average price of the Company’s common shares for the periods disclosed.

9.

Waddy Lake Liability – Subsequent Event

A Statement of Claim that had been filed against the Company, its 100%-owned subsidiary, Waddy Lake Resources Ltd.,(“Waddy Lake”), and certain current and past directors and officers of the two companies, seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid, was settled effective April 30, 2004 by mutual release.  No amount will be payable by any of the parties named in the suit.  The Company has agreed to sell 49% of the shares of Waddy Lake for nominal consideration, and has granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the agreement the Company is to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, 2006 and 2007, to be applied to amounts due from Waddy Lake.  This will be the Company’s only claim to the assets Waddy Lake.  The Company will not have the right to any income earned through Waddy Lake.  The acquiring company will make all operating decisions regarding future business conducted through Waddy Lake and will appoint a majority of the board members.  As a result, effective April 30, 2004, the Company will no longer consolidate Waddy Lake and will record the investment at cost in a nominal amount.  The Company will record its $200,000 instalments as received as a result of uncertainty regarding collection.

Had the transaction occurred on March 31, 2004, the effect of the above on the financial statements of the Company would be an increase in assets of $200,000, decrease in liabilities of $1,154,133 and increase in earnings of $1,354,133.